Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: March 21, 2014

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - Media General and LIN Media Announce a Definitive Merger Agreement EVENT DATE/TIME: MARCH 21, 2014 / 2:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Lou Anne Nabhan Media General, Inc. - VP, Director Corporate Communications George Mahoney Media General, Inc. - President, CEO Vince Sadusky LIN Media LLC - President, CEO Rich Schmaeling LIN Media LLC - SVP, CFO C O N F E R E N C E C A L L P A R T I C I P A N T S David Hebert Wells Fargo Securities, LLC - Analyst Barry Lucas GAMCO Investors, Inc./Gabelli & Co. - Analyst Aaron Watts Deutsche Bank - Analyst Marci Ryvicker Wells Fargo Securities, LLC - Analyst Michael Kupinski Noble Financial Group - Analyst James Dix Wedbush Securities - Analyst Edward Atorino The Benchmark Company - Analyst Matthew Dodson JWest, LLC - Analyst Steve Trusa Deutsche Bank - Analyst Sachin Shah Albert Fried & Company - Analyst Tracy Young Evercore Partners - Analyst P R E S E N T A T I O N Operator Welcome to the Media General conference call. My name is Paulette and I will be your operator for today's call. (Operator Instructions). Please note that this conference is being recorded. I will now turn the call over to Lou Anne Nabhan. Lou Anne, you may begin. Lou Anne Nabhan - Media General, Inc. - VP, Director Corporate Communications Thank you, Paulette, and good morning. Welcome to this conference call and webcast hosted by Media General and LIN Media to discuss this morning's announcement of a merger agreement. The press release that was issued this morning is available on both Media General and LIN Media's websites. The speakers will be using slides this morning. There is a link to that slide deck on Media General's home page on its website. It's in the lower right corner. A transcript of today's call will be posted immediately after the call and a replay also will be available. The speakers today are George Mahoney, President and Chief Executive Officer of Media General, and Vince Sadusky, President and Chief Executive Officer of LIN Media. Also here to participate in the Q&A are Jim Woodward, Senior Vice President, Finance, and Chief Financial Officer of Media General, and Rich Schmaeling, Senior Vice President and Chief Financial Officer of LIN Media. Today's presentation contains forward-looking statements. These are subject to various risks and uncertainties. Factors could cause actual results to differ materially from those expressed or implied by the forward-looking statements and include, but are not limited to, those described in both companies' filings made with the SEC, all of which are available on the websites of Media General and LIN Media. Many of these factors are beyond 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

the companies' control, and the companies undertake no obligation to publicly update or revise any forward-looking statements, unless required by applicable laws. And now, I will turn the call over to George Mahoney. George Mahoney - Media General, Inc. - President, CEO Thank you, Lou Anne, and good morning, everyone. We are joined here in Richmond this morning, as Lou Anne said, by Vince Sadusky and Rich Schmaeling, and Jim Woodward, Media General's CFO, also is here, and I suspect you will hear from the two CFOs and certainly from Vince as we go forward this morning. We are delighted to be able to talk to you about the transaction that we've announced this morning, merging our two companies, Media General and LIN Broadcasting. The transaction creates the second largest pure-play TV broadcasting group in the United States. On a pro forma basis, we'll have approximately $1.2 billion of revenue and $500 million of adjusted EBITDA, based on an average year 2012, 2013, including $70 million of combination synergies. The pro forma of Media General will benefit from this increased size, as well as geographic and broadcast network diversification. As you'll see, this is a very compelling TV portfolio. There are 74 stations owned and operated for service across 46 media markets. The television stations are ranked number one or number two in 39 markets -- that's 85% of the total, based on revenues. And there are 33 television stations located in the top 75 DMAs in the country. With approximately $150 million of pro forma revenues, the combination digital media business -- the combined digital media business will be the largest and most diversified in the television industry. We have shared corporate cultures and a strong focus on excellent local content production. There is also a compelling pro forma combination of synergies, that $70 million run rate over three years, consisting of three or four categories, corporate overhead savings; net retrans uplift; digital savings, and an uplift there; and other pro forma synergies. This transaction is immediately accretive on a free cash flow per-share basis after synergies. We have a very strong balance sheet with significant annual free cash flow generation. I'll turn to the next page and go over a little bit of the transaction overview with you. The terms of the transaction are that there's an aggregate consideration valued at $27.82 per LIN share in stock and in cash, and that's based on a 20-day trailing average of Media General's average stock price as of March 19, 2014. That represents a 28% premium on a 20-day trailing average for LIN. Cash and stock -- there is a cash and stock election feature that allows LIN shareholders to receive $27.82 in cash per share or about 1.5 shares of Media General per share of LIN. The available cash aggregate available to LIN shareholders is $763 million. The transaction has an implied equity value of approximately $1.6 billion, plus the assumption of $968 million in existing net debt, for an enterprise value of approximately $2.6 billion. Based on an average 2012, 2013 pro forma EBITDA, the transaction values represent pre-synergy and post-synergy valuation multiples of 11.2 times and then 8.6 times. There will be secured -- we've secured fully committed debt financing to address $763 million of cash for LIN shareholders, refinancing certain LIN debt, and overall transaction fees and expenses. There will be a less than five times pro forma net leverage at the closing, based on 2013, 2014 average year pro forma adjusted EBITDA, including year one combination synergies. So the structure will look like this. Media General shareholders will own approximately 64% of the new company and LIN shareholders will own about 36% on a fully diluted basis. The new company will retain the Media General name and will remain headquartered in Richmond, Virginia. Post closing, the initial Board of Directors will consist of 11 directors, including seven designated by Media General and four designated by LIN, including the CEO. Stewart Bryan will continue to serve as the Chairman of the Board, and upon the closing of the transaction, Vince Sadusky, LIN's existing President and CEO, will become the President and CEO of Media General. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

The transaction is anticipated to close in the early part of 2015. It has been approved unanimously by the Media General and LIN Board of Directors. It is subject to Media General and LIN shareholder approval, FCC approval, Hart-Scott-Rodino clearance, and other customary closing conditions. There will be an initial period of 35 days for third parties to submit alternative bids, during which confidential information also will be provided to interested parties, and consistent with public company transactions, there will be a second period of 20 additional days for third parties to conduct due diligence and negotiate a definitive agreement if an alternative proposal is reasonably likely to lead to a superior proposal. The second period can begin earlier than the 35th day in the event of an early preliminary proposal. The total time for such a bidder would still be 55 days. Media General has the contractual rights to match any superior proposals submitted by another party. And in this, there would be a $27 million breakup fee payable to Media General by any party that reaches a superior definitive agreement prior to that 55-day period and a $57 million breakup fee payable to Media General by any party that reaches a superior definitive agreement after the 55-day period. So if you will turn the page, you will begin to see the real power of this transaction. At the top of the slide, you will see that Media General has transformed into the second largest TV station group based on 2012, 2013 averages of EBITDA, $491 million of EBITDA. Next, you'll see that Media General becomes the third largest station group by the number of stations, with 74. And at the bottom of the slide, you see that Media General becomes the fourth largest by percent of US household reach, at 23%. Now if you'll turn the page and look at this map, you'll begin to see the power of this combination, and you can see the states here. You can see where each of our stations is located. One thing I'd like to direct your attention to is the powerful political presence on this map. As you know, Media General already has been in seven important battleground states, and our presence in those battleground states is enhanced by the LIN stations in Wisconsin, Ohio, and Virginia to create a truly powerful combination in this 2014 election year and then an even more powerful combination as we go forward into 2016. We are truly excited about this transaction. And now, for the next series of slides, let me turn the presentation over to Vince. Vince Sadusky - LIN Media LLC - President, CEO Great. Thanks, George. Taking a look at slide number six, it's a slide that really describes kind of graphically the importance of scale, and we've talked about the importance of scale over and over again over the last several years. We are operating in a media world that is largely consolidated. You really just have a handful of consolidated major studios that produce the majority of the professional content. In the US, you have essentially just a handful of networks and you have a very scaled up pay-TV universe as well, and certain companies actually have a footprint that covers several of those different industries. We believe the localism element of what local broadcast does is our special sauce and how, over the course of decades, we've been able to remain very relevant and important in our local markets. Yet the overall operation of those television stations from a scale perspective is more critical than ever to really be able to have those resources to be able to invest in things like R&D, develop systems, have negotiating leverage with some very large parties on opposite sides of the transactions, etc., etc. So this slide just really, I think, tries to lay out and highlight some of those top-level headlines as to the importance of being scaled up more in this particular environment that has kind of progressed into modern-day media in the United States. So really, on the first side, it's the efficiency side. This is really something from an MVP perspective that we think they will be appreciative of the reality is they have one negotiation for multiple cable channels on a national scale for companies like Disney and companies like News Corp. For ourselves, this makes for, I think, a more efficient conversation and an opportunity to talk about things beyond kind of the basic carriage of service with fewer entities on the broadcast side. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

So I think that's something that's a good thing that is an efficiency that we bring to them and, in all likelihood, will also result in incremental leverage for our new company going forward and the opportunity to drive incremental sub fees and help to continue to really close the gap between just the tremendous viewership level that's currently taking place to our collective most highly viewed channels in our markets. Most of our channels are the most highly viewed or the second most highly viewed channels out of 500-plus channels in our marketplace. And there's still just a tremendous gap, value gap, between what we receive and what that viewership level is. So we think this is really helpful to continue that march forward and allow us to continue to bring that really terrific and very heavily viewed quality content to our consumers in their living rooms on a daily basis. And the second thing is really just the sharing of the programming cost with the network. We understand the networks have invested a terrific amount of money in their storage rights and their entertainment programming, and both companies have just a really long, rich history of being very valued partners with the networks. And I think, again, very similar to the conversation around the MVPDs, it's a good thing and a healthy thing for our industry to have quality players, like ourselves, come together and have a more efficient scaled conversation with these very large entertainment networks from which we receive some of our programming and we have other very important relationships, such as news sharing. Kind of working our way around the circle, a great opportunity for best practice sharing. This is kind of a world we live in where larger companies that have a lot of expertise to be able to mine, who are also very good at what they do, I think generates just a terrific opportunity to continue to share in best practices and realize not only efficiency savings, but I think opportunities to do things better. And again for both ourselves and the Media General stations, I think both groups have been very innovative over time and both groups just have, I think, a wonderful legacy of producing quality programming and giving the operations a lot of autonomy to be able to generate some terrific innovative ideas from the bottom up. The next as we kind of move around, centralization is something that has been a focus area over the years. When we talk about innovation, I think that manifests itself most specifically in this particular area for both of us. I think both companies have recognized there is a need to constantly innovate and find ways to become more efficient, and that's just the reality of good business nowadays. And it costs a great deal of money to make those capital investments. And I think both companies have had the perspective that they want to free up resources to be able to have feet on the street from kind of best and brightest advertising media consultants in each one of their local markets, as well as having just the best local content not only on air now, but certainly on every device. And in order to free those resources up, I think a lot of the traditional tasks that we refer to as back-office tasks that have been performed at the local television station level historically have moved into a more innovative and efficient format through technology centers and graphic hubs and shared service centers, and I think that philosophy and that investment is one that's shared by both companies, and we are excited to take a good look at best practices and ways to be able to lever those terrific investments in infrastructure that have already been made in both companies. And I think, lastly, and one of the things that we're most excited about really is the growth potential of the digital businesses. It's something that we are very, very excited about. This is a combination that for us is different than some past combinations where there's been the required pretty terrific investment in digital in resources for digitally underresourced television stations in the market, and it takes some time to really generate the benefits from that. Yet, it's a wonderful way for us to amortize this terrific digital platform and group of just wonderful digital assets that we've come to accumulate over the years at LIN Digital. In Media General's case, these are just great television stations that have valued digital distribution for quite some time and have top-performing television station websites, mobile properties, and have full accessibility on PDAs and mobile devices. And that really excites us, the opportunity to work together, best practices, and then really leverage this terrific digital platform on both the asset side and on the national sales side to a much larger footprint, a much larger group, is something that's exciting and it really leads us to believe that we can really hit the ground running in this particular combination. Moving on to the next slide, just a couple more highlight points just to kind of, I guess, just to add a little different way of looking at the size and scale of the transaction that George mentioned a little bit earlier. When you take a look at the numbers on a pro forma basis, it's a combined entity 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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of just over $1.2 billion in pro forma revenue and just under $0.5 billion in pro forma EBITDA if you look at the kind of the odd/even year, political/nonpolitical anomalies of 2012/2013. And we cover now about 23% of audience, of the US audience. So I think, yes, I think that's a good size. Clearly, compared to the fully diversified media companies out there, we still are not a large player, a huge player, but we think in our particular niche of local broadcast and digital, we are a very good sized player, and I think we certainly have the ability at 23% within the existing rules to hopefully, as you look out into the future, do even more and continue to really kind of advance our platform even further. Finally, the network affiliation diversity is really, really a wonderful thing. We really enjoy and respect our network partners' programming capabilities. The reality is for anybody that's been in this business a long time, programming is an incredibly difficult thing to do, and there just always seems to be momentum shifts that kind of move around every three, four, five plus years, and really difficult to predict those momentum shifts. And so, I think one of the better opportunities, one of the better business strategies for that is to have a really diversified portfolio. And when you take a look at really the strength that Media General has, in particular in areas where LIN is a little bit weaker in terms of diversification, the chart all the way on over to the right I think shows a really wonderful group of network affiliation diversity. And moving along to slide number eight, again I think this is really highlighting the size and scale. Again, size and scale is not everything, but I think it's a good thing. And you take a look at the CBS affiliated group size, for example, we'd be, we estimate, the number two largest CBS affiliate in terms of revenue. In terms of share, number one or two stations, an awfully nice group of television stations with just under 40 television stations that are currently ranked number one or number two. And when you take a look at -- just another way to kind of look at the big four affiliate stations in the top 75 DMAs, which has really been kind of a market niche of ours, really kind of market number 20 to 75 is the majority of LIN stations, and that fits -- again, the overlap fits very, very well with the Media General properties. The way you operate kind of top 10 market stations versus the way you operate kind of markets 100 and below are completely different from the way the operations really have historically worked well for, I think, both groups in kind of this midmarket range, and so another I think really important highlight is the complementary market size, as well. And really, just kind of the final point on this is we emphasize size and scale, which is definitely important, but I think it's really important to also not lose sight of the quality of these properties. Both groups have a long, long history of community service. Both organizations have a strong, strong history of really caring about their communities, a lot of localism element introduced through a lot of hours of local productions, be it news, public affairs, lifestyle programs. And again, the culture of delivering something that we believe is very, very important service for our communities is something that we believe is completely complementary and really gets us very, very excited about this combination, in particular. Last slide for me will just be to talk for a minute about the digital media platform. I mentioned it a little bit earlier. Really, our goal all along on the LIN Digital side has been to work very, very hard over the years to try to identify products and services on the digital marketing side that would be complementary to our existing business. And the combination with Media General, I think, is just absolutely terrific from the digital perspective. We've kind of found our niche in the digital side in the areas, when you just look at it from 50,000 feet, in the areas of video and the areas of premium. So digital means 1 million different things to 1 million different people. For us, it's really been where our roots and our heritage has been, in high-quality video production, professionally produced, great storytelling, incredibly relevant, and viewed by and consumed by an awful lot of people. So we kind of set out initially to move that all that great TV video to mobile platforms and the websites. Media General has done something very similar with its very high-quality properties as well, and then the opportunity for us, who I think on the LIN Digital side we've differentiated ourselves from others in the industry by accumulating just incredibly bright companies and incredibly brilliant people that are really focused on the marketing services side, be it in mobile, be it in social media, be it in performance marketing, and now most recently with the Federated Media acquisition, that gets us into a national scale and scope of content marketing on the native side. To be able to 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

bring those assets to a larger platform with a group that's already video-centric, with a group that's already in the premium space, is incredibly exciting, and I believe it's something that's going to be a very, very unique offering. So with that, I will turn it back over to George. George Mahoney - Media General, Inc. - President, CEO Thank you very much. Let me just give you a little bit of a recap, but before I do that, let me tell you that I'm sitting at a table with a lot of people that are smiling here this morning. It's been a pleasure working with Vince, and we've got two companies that as we talked about this transaction, we found we get along very well together, and we know that that portends great things for us and great things to getting toward the closing of this transaction. But as you heard, this transaction creates the second largest pure-play television broadcasting company in the country. It increases our scale, geography, and broadcast network diversification. We bring very strong news franchises from both sides into this combined company. We will have a very significant and growing presence in attractive political markets. This is a powerhouse industry-leading digital business, as Vince has discussed with you. And we have compelling combination synergies which we will realize within three years. The transaction is immediately accretive on a free cash flow basis per share. And we have meaningful annual free cash flow for debt repay down. And now, we'll be pleased to take your questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). David Hebert, Wells Fargo. David Hebert - Wells Fargo Securities, LLC - Analyst Good morning, everyone, and congratulations on the transaction. I wanted just to drill down on the five times leverage point, or I guess less than five times. What exactly does that contemplate? I know you said 2013, 2014 EBITDA, pro forma EBITDA, and then on the debt side, does that assume the $1.6 billion and I guess the $763 million would be incremental? Is that the right way to think about it? Vince Sadusky - LIN Media LLC - President, CEO That's correct. The $763 million would be incremental and the balance there will be the refinancing of some of LIN's current debt. David Hebert - Wells Fargo Securities, LLC - Analyst Okay, and any idea of what exactly would be refinanced at LIN (multiple speakers) Vince Sadusky - LIN Media LLC - President, CEO No. It's not up in the air. It's not up in the air. But yes, we will take out most of their debt and I think we'll be releasing more of that when we push the S-4 out later. So we (multiple speakers) -- we're still -- it's not up in the air at all. We have evaluated it closely and thoroughly, and Rich, do you have anything to add to that? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Rich Schmaeling - LIN Media LLC - SVP, CFO Yes. Just I think you would expect to see us take out 8-3/8% notes as part of the transaction. David Hebert - Wells Fargo Securities, LLC - Analyst Okay, but the 6-3/8% likely to remain outstanding (multiple speakers) Rich Schmaeling - LIN Media LLC - SVP, CFO That's right. David Hebert - Wells Fargo Securities, LLC - Analyst Okay. And can you give us any color on how the NOLs would be affected, if at all, in this scenario? Vince Sadusky - LIN Media LLC - President, CEO We've done the study and we don't expect the NOLs to be impacted. David Hebert - Wells Fargo Securities, LLC - Analyst Okay. All right, thanks a lot, guys. Appreciate it. Operator Barry Lucas, Gabelli & Co. Barry Lucas - GAMCO Investors, Inc./Gabelli & Co. - Analyst Just a couple here. From either side, maybe you could talk a little bit about the overlap, the markets that need to be divested, and the impact, if any, of LIN's sharing arrangements that might come under scrutiny. George Mahoney - Media General, Inc. - President, CEO Happy to do that, Barry. Let me start, and then I'll turn to Vince and he can fill in a little behind me. We know that there are five overlap markets. They are Birmingham, Green Bay, Mobile, Providence, and Savannah, as you've seen on the map. And I will say, and we couldn't help but be very helpful -- very mindful of the regulatory environment as we've been putting this transaction together. So we're going to work carefully with the FCC and we are committed to moving this transaction forward very promptly. We are clear that certain stations will have to be swapped or sold, and we don't want to get too much into the details. All that will happen, but suffice it to say that we recognize the issue and we are going to work very constructively and creatively with the FCC to make sure that we close this transaction as quickly as possible. Vince, what would you add? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Vince Sadusky - LIN Media LLC - President, CEO Yes, no, I think that summed it up well. Barry Lucas - GAMCO Investors, Inc./Gabelli & Co. - Analyst Any chance, presuming that you move forward in the way you just described -- I know there's a logjam at the FCC of sorts, that you could see an earlier close? George Mahoney - Media General, Inc. - President, CEO I think it's a little early to tell, Barry, how fast we can get this done, but Media General and LIN both come in with terrific credentials. And I think the fact that we are strong in our local communities, that we value news, the community outreach that LIN talked about -- that Vince talked about, all of those things really have an impact when you are walking the halls at the FCC, and as I've said, we are determined to be creative and to work as hard as we can to make sure that this transaction closes as quickly as possible. So I think those are the elements going in. The rest of it is a bit premature for us. But suffice it to say we're talking already about what we may need to be able to do and the different options that we may have, both as to swaps and sales, to make sure that we bring this to a resolution as quickly as possible. Barry Lucas - GAMCO Investors, Inc./Gabelli & Co. - Analyst Last item for me, and I'll jump back into queue, but of the $70 million in synergies that maybe in broad strokes, could you talk about how those come about in terms of re-trans, uplift, or corporate savings or revenue benefits just as we try to put these two companies together? George Mahoney - Media General, Inc. - President, CEO Let me take a stab at it, and I'll ask anybody else to jump in after that. What we've done so far, and I'm sure you can appreciate that this has come together very quickly over the last few days. What we've tried to do is give you some broad categories, and we don't want to put too sharp a point on how all those things will happen, but we are very comfortable with the $70 million number that we've put out and so we'll work to realize those synergies as quickly as we can, and obviously we'll work to exceed $70 million if there's any way in the world that we can do that over the next three years. Barry Lucas - GAMCO Investors, Inc./Gabelli & Co. - Analyst Okay, George, thanks very much, and congratulations to you and Vince. Operator Aaron Watts, Deutsche Bank. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Aaron Watts - Deutsche Bank - Analyst Guys, thanks for contributing to March Madness in a positive way here. George Mahoney - Media General, Inc. - President, CEO Delighted. Aaron Watts - Deutsche Bank - Analyst No, but congratulations. One clarifier for me just on the five times net leverage at closing, does that include kind of the full impact of the $70 million of synergies or partial impact, as you think about that? Vince Sadusky - LIN Media LLC - President, CEO So the $70 million is the fully synergized run rate estimate. The five times closing, or just under five times closing leverage ratio that we described is built upon a smaller synergy number, as it's not anticipated in year one we'd be able to achieve the full extent of those synergies. Aaron Watts - Deutsche Bank - Analyst And any sense for year one of that $70 million? Half, a third, or you're not there yet? Vince Sadusky - LIN Media LLC - President, CEO Go ahead, Rich. Rich Schmaeling - LIN Media LLC - SVP, CFO It's roughly half, Aaron. Vince Sadusky - LIN Media LLC - President, CEO Yes, about half. Aaron Watts - Deutsche Bank - Analyst Okay. All right, no, that's helpful. And in terms of the ratings agencies, did you have time to talk to them and how they are thinking about this combination? George Mahoney - Media General, Inc. - President, CEO We have briefed the rating agencies, and I don't want to get too far out in front of them, but suffice it to say everybody recognizes the power of this combination. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Aaron Watts - Deutsche Bank - Analyst Okay, fair enough. That's great. That's all I had. Thank you very much. Operator Marci Ryvicker, Wells Fargo. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst First question is, what happens to the existing JSAs and SSAs that LIN has? Are those part of the markets that you are also going to have to deal with from a regulatory perspective? George Mahoney - Media General, Inc. - President, CEO We are obviously going to have to deal with all JSAs and SSAs as part of the clearance through the FCC process. So yes, what happens to them specifically is something that we are not going to get into, obviously, at this point, but we recognize, as we've said, Marci, the environment and we're going to be creative as we go through the FCC. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst And then, Vince, can you talk just about timing? It's just interesting timing, and maybe how this sort of came about? Vince Sadusky - LIN Media LLC - President, CEO Yes. So look, I think the -- when you look at it from a big picture perspective, we think the industrial logic makes a lot of sense. You know, the reality is there is not that many groups that have scale and size that I think both of our companies think fit really well from an operating perspective and from an asset quality perspective. So I think this is something that we both have been very interested in. I think from a timing perspective, as you know, these deals are very difficult to accomplish. And so, it's often times very hard to kind of dictate timing. There's other circumstances that kind of play into it, and then, as far as the particulars of all the kind of the novel of how things came together, all that, of course, will be delineated in the proxy in painstaking detail. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst Okay. And I may have missed this, but did you talk about the $70 million in synergies, maybe what percent is coming from revenues and what percent is coming from expenses? George Mahoney - Media General, Inc. - President, CEO We haven't gotten into breaking it out that way yet, Marci. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst Can you break it out? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

George Mahoney - Media General, Inc. - President, CEO Not yet. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst Okay. That's it for me. Thank you. Operator Michael Kupinski, Noble Financial. Michael Kupinski - Noble Financial Group - Analyst Thanks, and I offer my congratulations as well. It looks like a great combination. I'm looking at it from more of a corporate culture standpoint. I was just wondering if maybe you can identify for me the differences between Media General and LIN, if there are any, or you think that it varies with similar culture, specifically if you look at it from the sales practices, compensation incentives, programming focus, and things like that. Are there opportunities there where using best practices, you think you could actually extract maybe a part of your synergies that you're talking about, or just kind of give us some thoughts about how you plan to integrate both of these companies from a culture standpoint? George Mahoney - Media General, Inc. - President, CEO Let me start, Michael, and then I'll turn quickly to Vince, and we'll be able, I'm sure, to tick off a few of the things that you've mentioned. First of all, it's important to recognize that these two companies approach the world in the same way. And that's why you have such a powerful combination of number one and number two television stations in their markets. We understand the importance of news. We understand the importance of close connections to our communities. And that's really important as you try to put two companies together, as Media General has just seen with our closing and integration with Young Broadcasting. It is very important that people see the world the same way. And so, Vince and I see the world the same way and our two companies have been organized to go out and chase the same kinds of dollars in the same kinds of ways, to develop ratings in the same kinds of fashion. So as you begin to put two companies together, that kind of thing is incredibly important. As you begin to think further about it, you can see that Media General has had a real focus on developing local programming, and LIN has done exactly the same kind of a thing. And as you go farther, you realize that Media General has been a real leader in digital and digital revenues, and LIN has taken that, I think, fairly one step beyond where we are, and so there's tremendous harmonization that really lends tremendous opportunity for both companies to take the assets that LIN brings to the table and apply the benefits across this larger 74-station group. Vince, what would you add? Vince Sadusky - LIN Media LLC - President, CEO Yes, no, I think you summed it up pretty well. It's nice to have a combined group that does have a similar operating philosophy and comes from kind of a similar history. And then, the opportunity really to benchmark and apply best practices is pretty exciting, I think, so I think it's really a 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

wonderful group of assets and I think the best practices application will be really exciting to get into. But directionally, as George says, the companies have really come from a similar place. George Mahoney - Media General, Inc. - President, CEO Let me just add as a last point, if I might, one thing that's really important as you're trying to realize synergies is to make sure that people are aligned the same way, and that's what's helped so well with us with the Young transaction. So, as you're trying to go out and figure out how to push companies together, it's important to have that background, as well. And so, we're real pleased around this table that we do look at the world the same way and have the same objectives (multiple speakers) Michael Kupinski - Noble Financial Group - Analyst (multiple speakers). In terms of the sales practices, and you're obviously a little bit farther along on their digital sales practices now, do you integrate the sales in terms of digital sales or are they separate sales teams? How are you approaching it? Are each company approaching that the similar way? George Mahoney - Media General, Inc. - President, CEO Yes, so on the digital sales side, it's really -- it's a combination. At the television station level, so the local level that are calling on direct advertisers and kind of Tier 2 regional agencies, they of course have their traditional sales force that we've worked to really kind of train and incentivize over many, many years to be able to sell digital products and come to be seen over time as digital experts in their markets. We also accompanied those sales teams with some digital experts, as well. And they are responsible for new business generation, and the market is really calling on clients that are not necessarily existing advertisers in television, as well as working with the existing team and providing that kind of real feet on the street local digital expertise as well. And then, we've had this growing national sales force also as a result of LIN Digital and several of the other high-quality companies that have come into the LIN Digital portfolio, with the headquarters, the sales headquarters, based in New York, as well as significant presence in places like LA and Dallas and Chicago and Atlanta. That gives us incremental scale and scope, and that's where we are calling on really the Tier 1 agencies with our premium offerings. And so, this is a great opportunity for us to take these high-quality assets and really do work in a couple of ways. One is digital best practices training and knowledge at the television stations, and we have a good history now established of digital run rate revenue based on kind of their -- where they are in that product lifecycle of digital rollout, accompanied by size of market, and then we also have the opportunity to incorporate these real high-quality video assets into our national buys, as we do in certain instances with the existing LIN Digital properties, local properties, as well on the national side. So I think it's really the opportunity for two different areas of digital revenue opportunities, both at the local level for the Media General operations, as well as added proprietary content for our national sales force. Michael Kupinski - Noble Financial Group - Analyst Terrific. Thanks for the color and congratulations again. Operator James Dix, Wedbush. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

James Dix - Wedbush Securities - Analyst Thanks very much. Good morning, guys. (multiple speakers). A couple things. I guess if you could just refresh us on the major renewals coming up, both on the MVPD side, as well as the network affiliation side, for the two companies this and next year. And do you have any sense as to how much the combined companies' footprint changes, how much of the MVPD's national footprint is now represented by the combined company, as opposed to any of the two companies separately in any of those negotiations, and the same thing on the network side? And then, I had just one follow-up. Rich Schmaeling - LIN Media LLC - SVP, CFO Well, let me start, and then I'll ask Vince to fill in. We won't get into the timing on re-trans negotiations, and Jim, I don't know if you've heard me say this or not before, but I'd love to be able to do that. But what happens is we find that as we talk and we put information out there, the cable companies begin talking among themselves, and so we put ourselves at a competitive disadvantage by giving out too much of that information. On the network affiliation side, Media General right now is paying for the legacy Media General stations. The Young stations, generally we are paying reverse comp. Some, like KRON, will not do that, obviously, but on the legacy Media General side, we have an ABC contract that comes up this summer. And then we have seven, I think, CBS stations that come up at the beginning -- at the end of this year and then going into the first four or five months of 2015. Vince Sadusky - LIN Media LLC - President, CEO Yes, and James, so on the LIN side, we are paying reverse comp. We have these kind of more modern updated deals with just about all the networks, with the exception of CBS. We've got a bunch of our CBS television stations' affiliation agreements and some of these kind of older agreements come up at the end of this year, and so all that stuff is delineated in the 10-K. With regard to scale around the MSO front, by covering the number of homes we are talking about, 23% of the US, it gives us a pretty good footprint pretty much across the board. It certainly varies from operator to operator, but when you think about, for example, Time Warner pre-anticipated merger with Comcast having just over 11 million subs and being one of the largest, our TWC footprint compares really well to that, and I think we'll probably have somewhere over 4 million combined Time Warner household subs, which is significant. When you look at somebody like DISH, who is a national provider with national scale, as one of the DBS folks, the numbers are pretty similar. I think they've got somewhere in the range of 12 million or so plus subs, and I think our sub count will be, on a combined basis, somewhere just south of 4 million. So it's a pretty nice footprint, and scale is definitely helpful, again, when you're dealing with companies that have pretty terrific national scale in the pay-TV universe. James Dix - Wedbush Securities - Analyst Great. That's very helpful. And then, just one thing, thinking about the digital business. I know, Vince, you've talked a little bit about, going back to your investor day last summer, about the hopes and the plans to scale that business both organically and through acquisitions. How do you think we should be thinking about the scale of that business and how you might be ramping up your targets potentially for the run rate revenue we should be thinking about over the next two or three years with the combined company? Thanks. Vince Sadusky - LIN Media LLC - President, CEO Yes, sure thing. On the M&A front, it's -- we try to be opportunistic and try to get things that kind of fill out our digital suite. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Right now, we feel very good about the assets that we have and the ability to offer up kind of a fulsome digital offering to really satisfy both Tier 1, 2, and 3 agency business (technical difficulty) a little background noise there. So I think we feel pretty good about it. We are constantly on the lookout for digital companies, some smart people that have something complementary to kind of add to our product suite at a good value, and so we've -- that's been part of our operating strategy in the past and that will be, I imagine, part of our operating strategy going forward. But the scale benefit, the opportunity to kind of bring an incremental very significant local (technical difficulty) into the opportunity around these digital products that LIN Digital has to offer, I think it's pretty exciting. So I think it really essentially leapfrogs some of our thoughts that we've had from our investor day going back a couple of months ago that you referenced where we laid out our digital strategy and our digital revenue and profitability opportunity. James Dix - Wedbush Securities - Analyst Okay, great. So it sounds like no necessary impact on the M&A strategy, that will continue to be ongoing, but maybe in the near term just more potential growth just from leveraging those synergies between the two companies. George Mahoney - Media General, Inc. - President, CEO Yes, I think that's right. James Dix - Wedbush Securities - Analyst Okay. Thanks very much, guys. Operator Edward Atorino, Benchmark. Edward Atorino - The Benchmark Company - Analyst I might have missed this. Could you sort of go through the timetable for your cable re-trans contracts that are coming up in the short term here? George Mahoney - Media General, Inc. - President, CEO Hey, Ed, actually you didn't miss it because we didn't get into it. And we won't. Edward Atorino - The Benchmark Company - Analyst Okay. Thank you. Operator Matthew Dodson, JWest, LLC. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Matthew Dodson - JWest, LLC - Analyst Can you talk a little bit about the stations that you're going to have to dispose? And obviously you're going to have to dispose some of them to get the deal done, and I'm just curious. I know it's probably not significant longer term, but do you think you have to sell those at cheaper multiples because the buyers know that you have to sell them to get the deal done with the FCC, or can you just talk a little bit about that? George Mahoney - Media General, Inc. - President, CEO Matthew, let me give you a little bit on it. So there are five overlap markets and I mentioned those to you -- Birmingham, Green Bay, Mobile, Providence, and Savannah. And we know we are going to have to deal with those and, in most cases, swap or sell. But the swap opportunity is one that I want to highlight right now. Swapping is hard in order to get value for value, but it obviously cleans out the issue and allows us to increase or, in fact, maybe even grow our national footprint. So that's the first area where you're going to go if you're going to try to figure out how to be creative with the FCC. There's real opportunity there. So that's where we'll start, and the rest of it is just going to be a question of what we need to do in order to get through the process. But as we do that, we are very mindful of maintaining shareholder value and we are very mindful that these are two companies that have worked effectively in the past with the FCC, and we would anticipate being able to do that as we go forward. That's an important history and an important knowledge base for us to have and an important element for the FCC to recognize, as I'm sure they do. Matthew Dodson - JWest, LLC - Analyst So, I mean, besides swapping, if you actually have to sell them, do you think you have to sell them at a couple turns cheaper than kind of normal assets, just because of that? George Mahoney - Media General, Inc. - President, CEO Certainly not. When you look at the portfolios of LIN and Media General, what you find are high-quality television stations. These do not go out at fire sale prices, and you haven't seen that. In the few examples that you saw with Gannett Belo, you did not see fire sale prices, and you will not see them here. We are very mindful of shareholder value, but you have to recognize, too, that there are people that are out there that very much want to have these kinds of television stations. It will be just fun for you to know that our emails have already been lighting up this morning. Matthew Dodson - JWest, LLC - Analyst Great. The last question, and maybe you don't want to answer this question, but your sense, and I'm sure you've had lots of talks and discussions with the FCC, but do you think -- and they have changed the rules kind of midstream. But do you think that they are against consolidation in the industry? George Mahoney - Media General, Inc. - President, CEO No. I don't think so. I think the FCC recognizes the world that we are playing in, and what they are trying to do is refine their rules a bit, but certainly what we're talking about here is going to be a very powerful combination that works well for our markets because we'll be able to do well and then be able to create powerful local content for our markets. That's the localism side that the FCC wants to see. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

But for the marketplace, what you have is a very powerful combination that's able to then be able to look out and figure out how to do more. So, that's the way we look at it. And I don't think the FCC is in any way against those kinds of things. Matthew Dodson - JWest, LLC - Analyst Great. Thank you for your time, and congratulations. Operator Steve Trusa, Deutsche Bank. Steve Trusa - Deutsche Bank - Analyst A quick question in terms of the cash and stock consideration. Assuming Media General's stock really goes higher from here based on prospects for the combined company and everybody elects for the stock, I realize there is a pro ratio component, could you possibly give the exact cash and share breakdown, assuming everyone is subject to the proration? I just want to make sure I have (multiple speakers) right. George Mahoney - Media General, Inc. - President, CEO Yes, hi, good morning. That will be detailed at length in the proxy statement. But if you do that math, you'll see that prorated stock consideration per share gets down to around 0.8. That probably gives you enough to figure out the cash. But the cash piece, it's important to note, is fixed at $763 million. Steve Trusa - Deutsche Bank - Analyst Okay, thank you. Operator Sachin Shah, Albert Fried. Sachin Shah - Albert Fried & Company - Analyst Congratulations on the deal. I just want to kind of follow up on that. So that proration, it's basically 0.8 stock and the remaining balance, I think the $27.82 or so, in cash. Is that the right way of looking at it? Rich Schmaeling - LIN Media LLC - SVP, CFO I don't think your math works. But there is -- our basic shares out right now is about 56.3 million, so if that helps you. Okay? Sachin Shah - Albert Fried & Company - Analyst Okay. Now in regards to the NOLs, can you maybe just clarify? I think I see about $680 million for you guys. It's not clear for LIN what that is, so on a pro forma basis, you probably have pretty substantial NOLs. Wanted to see how many can be utilized for the transaction, and then what they may be for LIN on a pretax basis. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Rich Schmaeling - LIN Media LLC - SVP, CFO Yes, with regard to LIN, you'll see disclosed in our 10-K that our NOLs at the end of 2013 are a little less than $5 million. George Mahoney - Media General, Inc. - President, CEO And for the transaction, we expect to -- and for the future operations of the combined company, we expect to be able to fully utilize the $680 million. Sachin Shah - Albert Fried & Company - Analyst Okay. So you expect to utilize that. None of that is going to be truncated because of the transaction? George Mahoney - Media General, Inc. - President, CEO No. Rich Schmaeling - LIN Media LLC - SVP, CFO Because it's LIN that's experiencing the change in control, right? So it's not Media General. George Mahoney - Media General, Inc. - President, CEO Yes, the change in control doesn't -- (multiple speakers) and we've done this study and the test, and we are comfortable with that. Sachin Shah - Albert Fried & Company - Analyst Okay. Just as a clarification, the stock, Media General, is down about a percent now, illustrating maybe 9% or 10% higher. I'm just kind of curious to find out what -- why you are a little reluctant to talk about the synergies. You mentioned the $70 million. I think the new Young broadcast deal was $25 million to $30 million in synergies that you guys announced last year. So, is there any -- why is there a reluctance to emphasize the value creation here? The stock is trading lower from premarket until now, and I just wanted to get some clarity because you're talking about value creation and one way to do that is emphasize how this is potentially very much a value creative deal. Vince Sadusky - LIN Media LLC - President, CEO First of all, the similar number to the $70 million for the Media General and Young combination was $15 million. The balance of that is the financing synergies, so let's level-set that. And the $70 million, we have talked about it. We've given you the broad buckets of it and we believe that that's a good number, and as I think as George mentioned, we'll be -- as we work to integrate the two companies, we'll be looking to find more. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

Rich Schmaeling - LIN Media LLC - SVP, CFO Yes, so maybe this year, but right on the first page of this deck, we talked about consisting of corporate overhead savings, net retransmission consent fee uplift, digital savings and uplift, and others. So we have a pretty clear view of that $70 million and have a high level of confidence of being able to achieve it over time. George Mahoney - Media General, Inc. - President, CEO Yes, I mean, the $70 million is very tangible. Vince Sadusky - LIN Media LLC - President, CEO And we did also say that about half of that will be achieved in year one. Sachin Shah - Albert Fried & Company - Analyst Okay. And is that inclusive or exclusive of the potential swaps and divestments over the five overlapping markets? George Mahoney - Media General, Inc. - President, CEO It's exclusive. Those are the synergies that we see as we put this together. As we go forward and we work on the swaps and sales, that will be an additional element to bring to the table. But let me just re-emphasize the power of this combination that comes from the scale of putting these two companies together. It is significant. Sachin Shah - Albert Fried & Company - Analyst Now just one last question about the timing. I know that new Young took about 160 days. FCC may go the distance for this transaction. Is your guidance of early 2013 predicated on what the headline of this transaction is? You're creating the second largest TV company entity. Is that why you're being a little bit conservative on closing in 2015, rather than maybe fourth quarter of this year? And then, also, just wanted to understand, aside from HSR, aside from SBC, is there any other specific regulatory approvals there needed? Thank you. George Mahoney - Media General, Inc. - President, CEO No. Those are the two approvals. And I think we have to recognize that there are several transactions in the queue ahead of us, and so as we begin to look out and we look at what's practical and we look at some of the things ahead of us, our best estimate is first quarter of 2015, next year. Obviously if we can be creative and figure out ways to make things happen more quickly, we will certainly do that. Sachin Shah - Albert Fried & Company - Analyst Okay, when you specifically talk about the queue ahead of you, you are emphasizing, it seems, the Time Warner Comcast transaction and what that means. Is that what you are indirectly saying? 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

George Mahoney - Media General, Inc. - President, CEO No. In fact, what I was speaking of is the other broadcast transactions that are in front of us at the FCC. Sachin Shah - Albert Fried & Company - Analyst Okay, thank you very much. Congratulations. Operator Tracy Young, Evercore. Tracy Young - Evercore Partners - Analyst Just a question on spectrum. You've answered most of my questions, but, Vince, you've talked about the spectrum auction in the past. Do you have any comments on the updated merger and anything you have on the auction? Thanks. Vince Sadusky - LIN Media LLC - President, CEO Yes, no, I don't think so. We talked about a little bit of the uniqueness that LIN has with multiple stations in some markets, and I think from an FCC perspective, that is one of the reasons that we feel as if in-market opportunities should be pursued. We think it helps -- actually helps to accelerate the FCC's desire to potentially have a more efficient utilization of spectrum. But I'd really say that this particular opportunity is certainly not built upon that. We do think, though, that we've been a voice and we are very active in the potential for new standard setting. We've been very involved in mobile, as well. So I think that having this incremental scale gives us a little bigger seat at the table in terms of having those conversations and working with the rest of our industry to drive change and technological innovation, which we think is really important. But this transaction, I think specifically, is -- I think that's a clear opportunity. It's not what we've highlighted because we've stuck to the tangibles of the immediate synergy creation and really the, again, quality of the assets. I mean, I think again going back to it historically, LIN has got a 50-year history of having their community involvement and understanding what it takes to be a really, really good community broadcaster and now evolving into a really good community multimedia service provider. And the reality is our history is actually very young compared to Media General's with the rich Bryan family and back prior to the turn of the century how well they really served their community, first in newspapers and evolving into television with the creation from scratch of the Tampa station. So I think it's more about that, but certainly spectrum is an opportunity for us to, I think, have a bigger seat at the table in the development of the evolution of our industry's technology. Tracy Young - Evercore Partners - Analyst Okay, thank you. Operator And our Q&A time has now come to an end. I will now turn the call back over to Mr. Mahoney for closing remarks. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement

George Mahoney - Media General, Inc. - President, CEO Thank you very much for tuning in, ladies and gentlemen. As you can tell, we think this is an incredibly powerful combination, one that will really make a difference in our industry and one that will make a huge difference in the lives of Media General and LIN stockholders and the value that they have. So we are very much looking forward to progressing with this, and we encourage you to stay involved with us and watch our progress over the next several months. Thank you. Operator Thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MARCH 21, 2014 / 2:00PM, LIN - Media General and LIN Media Announce a Definitive Merger Agreement